100 Pier 1 Place
Fort Worth, Texas 76102

March 7, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:            Robert Babula and Elizabeth Sellars

Re:         Pier 1 Imports, Inc.
Form 10-K
Filed May 2, 2018
Form 10-Q
Filed January 9, 2019
File No. 001-07832

Dear Mr. Babula and Ms. Sellars:

On February 28, 2019 Pier 1 Imports, Inc. received your letter dated the same date providing comments related to our Annual Report on Form 10-K filed May 2, 2018 and our Quarterly Report on Form 10-Q filed January 9, 2019. The letter requested our response within ten business days, which makes the response due on Thursday, March 14, 2019. I respectfully request that we be allowed an additional ten business days to respond to your request, resulting in our response to your comments being due on Thursday, March 28, 2019.

If you have questions or would like to discuss this request for an extension, please do not hesitate to contact me.

Sincerely,

Pier 1 Imports, Inc.

By: /s/ Nancy A. Walsh
Nancy A. Walsh
Executive Vice President and CFO